Exhibit 99.1

Americas Gold and Silver Provides 2023 Guidance and 2024 Production Outlook

This press release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated May 17, 2021, to its short form base shelf prospectus dated January 29, 2021.

TORONTO--(BUSINESS WIRE)--February 22, 2023--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, is pleased to provide the Company’s attributable silver production, silver equivalent production, cost and capital expenditure guidance for 2023 and production outlook for 2024.

Highlights

  The Company’s attributable silver equivalent1 production is expected to increase to a range of 5.5 – 6.0 million ounces in 2023 with further increases anticipated to result in production of between 6.5 – 7.0 million ounces in 2024. Attributable silver production forecast for 2023 is between 2.2 – 2.6 million ounces, with further increases anticipated to result in production of 3.5 - 4.0 million ounces in 2024.
  Year-over-year, attributable silver production is expected to increase in 2023 by over 80% based on the mid-point of the expected 2023 guidance range, while attributable silver equivalent production is expected to increase in 2023 by approximately 10%.
  Silver production is expected to increase in 2023 as a result of: i) a higher portion of production coming from the higher-grade silver Upper Zone of the San Rafael deposit at the Cosalá Operations; ii) a full year of production from the 3700 Level at the Galena Complex which contains higher grade ore as well as the completion of the Galena Hoist project before H2-2023.
  Sustaining and discretionary growth capital expenditures in 2023 are expected to be roughly in-line with 2022 actuals. Capitalized exploration costs will be higher as a $1.2 million drill program is expected to test the Cosalá North prospect in 2023.
  2022 attributable production was 1.31 million silver ounces and 5.3 million silver equivalent ounces. 2022 attributable cash cost per silver ounce2 and all-in sustaining cost per silver ounce2 were approximately $0.77 per silver ounce and $9.63 per silver ounce, respectively.

“The Company’s 2023 guidance and 2024 production outlook is expected to continue to deliver solid organic production increases and substantial silver optionality to our stakeholders over the next several years,” stated Americas President and CEO Darren Blasutti. “The Galena Hoist project is nearing completion and is expected before H2-2023 while the Cosalá Operations are actively mining the higher-grade silver zones, both of which are expected to boost attributable silver production by over 80% in 2023.”

Consolidated 2023 Attributable Guidance and 2024 Attributable Production Outlook*

	2022 Actual	2023 Guidance	2024 Outlook
Silver Production (ounces)	1.31 Moz	2.2 – 2.6 Moz	3.5 – 4.0 Moz
Zinc Production (million pounds)	39.3 Mlbs	33.0 – 37.0 Mlbs	23.0 – 27.0 Mlbs
Lead Production (million pounds)	24.6 Mlbs	22.0 – 26.0 Mlbs	18.0 – 22.0 Mlbs
Copper Production (million pounds)	–	–	1.5 – 2.0 Mlbs
Silver Equivalent Production (ounces)	5.3 Moz	5.5 – 6.0 Moz	6.5 – 7.0 Moz
Cash costs ($ per silver ounce)	$0.77/oz	$8.00 – 9.00/oz
Capital Expenditures ($) – Sustaining	$9.0 M	$9.0 – 10.0 M
– Discretionary	$4.0 M	$3.0 – 4.0 M
Exploration Drilling ($) – Discretionary	$2.6 M	$3.0 – 4.0 M

* Guidance for 2023 and production outlook for 2024 include only the Cosalá Operations and the Galena Complex (60%). Silver equivalent production throughout this press release was calculated based on $22.00/oz silver, $1.00/lb lead and $1.45/lb zinc.

2023 Guidance

The Company expects to continue to increase metal production in 2023. Consolidated attributable silver equivalent production for 2023 is anticipated to be between 5.5 – 6.0 million ounces which compares favourably with 2022 production of 5.3 million silver equivalent ounces.

Silver production from the Cosalá Operations in 2023 is forecast to be between 1.2 – 1.4 million ounces, benefitting from more production from the higher-grade silver areas in the Upper Zone of the San Rafael mine. Zinc production from the Cosalá Operations is expected to be approximately 33 – 37 million pounds while lead production is expected to be 11 – 13 million pounds. The Cosalá Operations produced 636,000 ounces of silver, 15.3 million pounds of lead and 39.3 million pounds of zinc in 2022.

Attributable silver production to the Company from the Galena Complex (60% owned by Americas) in 2023 is expected to be between 1.0 – 1.2 million silver ounces benefitting from a full year of production from higher grade ore on the 3700 Level. Attributable lead production is expected to be between 11 – 13 million pounds. The Galena Complex attributable production for 2022 was 672,000 ounces of silver and 9.3 million pounds of lead.

The Galena Complex is currently impacted by an industry wide shortage of labour, which is reflected in the Company’s silver equivalent production guidance for 2023. The Company estimates that increasing the hourly workforce at the Galena Complex by approximately 10% would boost silver production at the complex in 2023 by approximately 20%.

First quarter 2023 production will be impacted by a two-and-a-half-week shutdown in February in order to complete remedial work on the decant tunnel at the Cosalá Operations tailings facility. The tunnel is no longer required and decommissioning of the tunnel is part of the long-term environmental plan at the operations. This temporary shutdown allowed the San Rafael Mine to build back significant ore stockpiles that had been drawn down in 2022 and allowed scheduled maintenance to be carried out at the Los Braceros mill, setting the operation up for a strong end to Q1-2023 and rest of 2023.

Consolidated cash cost (net of by-product credits) for 2023 is expected to range between $8.00 – $9.00 per silver ounce assuming zinc and lead prices of $1.45/lb and lead of $1.00/lb, respectively. Expected cash cost per silver ounce in 2023 are higher than actual 2022 cash cost per silver ounce as realized zinc and lead prices in 2022 were higher than the budgeted prices the Company is assuming for 2023.

Anticipated consolidated capital expenditures for the Company in 2023 of $16 – $20 million are related to completion of the Galena Hoist as well as increased development and sustaining capital at the Cosalá Operations.

2024 Production Outlook

The Company anticipates consolidated silver equivalent production to further increase in 2024 benefitting from a full year of the increased hoisting capacity following the completion of the Galena Hoist and higher silver contribution from the Cosalá Operations. Consolidated silver equivalent production for 2024 is expected to range between 6.5 – 7.0 million ounces.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%-owned Galena Complex in Idaho, USA, and is re-evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Technical Information and Qualified Persons

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Daren Dell, P.Eng., Chief Operating Officer of the Company. The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; the expected timing for completion of the Galena Hoist project at the Galena Complex, including the expected production levels and potential additional mineral resources thereat; expectations regarding addressing impacts of industry wide labour shortage and the anticipated improvements to production in respect of same. Guidance and outlook contained in this press release was prepared based on current mine plan assumptions with respect to production, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no adverse impacts to operations from the COVID 19 pandemic and no further adverse impacts to the Cosalá Operations from blockades, the Company’s ability to address the impacts of the industry wide labour shortage and anticipated improvements to production at the Galena Complex, and is subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Non-GAAP Financial Measures

This press release makes reference to certain non‐GAAP measures, including certain metrics specific to the industry in which we operate. Non-GAAP financial measures disclosed herein include financial measures that depict historical or expected future financial performance, financial position or cash flow of a company. These measures are not recognized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to [net income] or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non‐GAAP measures including historical measures or expected future guidance for “cash cost per silver ounce”, “all-in sustaining cost per silver ounce”, “capital expenditures – sustaining”, “capital expenditures – discretionary” and “exploration drilling – discretionary”. We believe these non‐GAAP measures provide useful information to both management and investors in measuring our financial performance and condition and highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures.

We do not provide a reconciliation of forward-looking measures for each of “cash cost per silver ounce”, “all-in sustaining cost per silver ounce”, “capital expenditures – sustaining”, “capital expenditures – discretionary” and “exploration drilling – discretionary” to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that maybe inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed.

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1 Silver equivalent ounces for the 2023 guidance and 2024 production outlook references were calculated based on $22.00/oz silver, $1.00/lb lead and $1.45/lb zinc throughout this press release. Silver equivalent ounces for production in 2022 was calculated based on silver, zinc and lead realized prices during the period throughout this press release.

2 This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures “cash cost per silver ounce” and “all-in sustaining cost per silver ounce” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs and total costs of operations. Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, while all-in sustaining costs is the cash costs plus all development, capital expenditures, and exploration spending. A full reconciliation of these non-GAAP financial measures will be provided when the Company reports its year-end results on or before March 31, 2023.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503